Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of March, 2010

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Destination of Net Earnings

ULTRAPAR PARTICIPAÇÕES S.A.

ANNEX 9-1-II
Destination of net earnings
(In thousands of reais, except when otherwise mentioned)

Year ended 12/31/2009

1. Inform net earnings for the fiscal year	466,748

2. Inform the total amount of dividends and dividends per share, including prepaid dividends and interest on equity already declared
Total amount	278,562
Amount per common and preferred shares - Interim dividends (R$)	0.89
Amount per common and preferred shares - Proposed dividends (R$)	1.19

3. Inform the percentage of distribution of net earnings for the fiscal year	60%

4. Inform the total amount of dividends and dividends per share based on the net earnings of previous years	-

5. Inform, deducting prepaid dividends and interest on equity declared:	-

a. The gross amount of dividends and interest on equity, individually, based on the number of shares of each type and class	-
Gross amount - Dividends common shares	58,814
Gross amount - Dividends preferred shares	100,588

b. Form and term of dividend and interest on equity payments	-
Form of payment	Direct deposit

Payment term
Dividends are required to be paid within 60 days following the date the dividend was declared. On average, dividends are paid 15 days following the date it was approved by a Board of Directors Meeting.

c. Any levy of monetary restatement and interest on dividends and interest on equity	-

d. Date of declaration of payment of dividends and interest on equity taken into account for identification of shareholders entitled to receive dividends and interest on equity	Notice to shareholders 02/24/2010

6. In the event of dividends or interest on equity declared based on net earnings with respect to semiannual balance sheets or shorter periods

a. Inform the total amount of dividends or interest on equity declared	119,161

b. Inform the date of the respective payments	08/28/2009

7. To provide a comparative table indicating the following per share value of each type and class:

a. Net profit for the fiscal year and for the three (3) previous years
12/31/2009	466,748
12/31/2008	390,269
12/31/2007	181,893
12/31/2006	288,373

b. Dividends and interest on equity distributed in the three (3) previous years

12/31/2009	278,562
Amount per common and preferred shares - Interim dividends (R$)	0.89
Amount per common and preferred shares - Proposed dividends (R$)	1.19

12/31/2008	237,769
Amount per common and preferred shares - Interim dividends (R$)	0.89
Amount per common and preferred shares - Proposed dividends (R$)	0.887031

12/31/2007	240,873
Amount per common and preferred shares - Interim dividends (R$)	-
Amount per common and preferred shares - Proposed dividends (R$)	1.779403

12/31/2006	144,200
Amount per common and preferred shares - Interim dividends (R$)	0.887398
Amount per common and preferred shares - Proposed dividends (R$)	0.889633

8. If there is destination of earnings to the legal reserve	-

a. Identify the amount allocated to legal reserve	23,337

b. Detail the method for the calculation of the legal reserve	Art. 193 - Law Nr 6,404 - Of the net earnings for the fiscal year, 5% will be allocated, prior to any other destination, to the legal reserve, which shall not exceed 20% of the share capital

9. If the company has preferred shares entitled to receive fixed or minimum dividends	-

a. Describe the method for calculation of fixed or minimum dividends	-

b. Inform whether the net earnings for the fiscal year is sufficient to fully pay fixed or minimum dividends	-

c. Identify if any unpaid portion is cumulative	-

d. Identify the total amount of fixed or minimum dividends to be paid with respect to each class of preferred shares	-

e. Identify fixed or minimum dividends to be paid with respect to each class of preferred shares	-

10. With respect to the mandatory dividend

a. Describe the method for calculation set in the bylaw	Bylaw - Art. 35 - item b) 50% (fifty percent) of adjusted net income to pay mandatory dividends to shareholders, offsetting the semi-annual and interim dividends that may have been declared

b. Inform if the dividend is being fully paid	Yes

c. Inform to amount eventually retained	-

11. In the event of retained mandatory dividend due to the Corporation’s financial condition	-

a. Inform the retained amount	-

b. Describe, in details, the Corporation’s financial condition, including any aspects relating to the liquidity analysis, working capital and positive cash flows	-

c. Justify the retaining of dividends	-

12. In the event of destination of the net earnings to the contingency reserve	-

a. Identify the amount allocated to the reserve	-

b. Identify any probable loss and the reason therefore	-

c. Explain why the loss is considered probable	-

d. Justify the establishment of the reserve	-

13. In the event of destination of the net earnings to the unrealized profit reserve	-

a. Identify the amount allocated to the profit reserve	-

b. Inform the nature of unrealized profits which originated the reserve	-

14. In the event of destination of the net earnings to statutory reserves	-

a. Describe the statutory clauses which establish the reserve	-

b. Identify the amount allocated to the reserve	-

c. Describe how the amount was calculated	-

15. In the event of retention of profits under the capital budget	-

a. Identify the amount retained	166,600

b. Provide a copy of the capital budget	Attached

16. In the event of destination of the net earnings to the tax incentive reserve	-

a. Identify the amount allocated to the reserve	-

b. Explain the nature of the destination	-

ANNEX

ULTRAPAR PARTICIPAÇÕES S A

CAPITAL BUDGET FOR 2010
(amounts in thousands of R$)

1 . Sources of funds	1,125,938
- Own resources (profits retained in previous fiscal years)	959,338
- Own resources (retention for the fiscal year 2009)	166,600

2 . Uses of funds	1,125,938
- Investments in expansion, productivity (including working capital)	651,000
- Funds for acquisitions in 2010	195,938
- Reduction in net debt	279,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2010
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Destination of net earnings)